                                                                      Prospectus

                               ENERGY BIOSYSTEMS

                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-25583

                              6,500,000 SHARES OF
                                  COMMON STOCK

     This Prospectus relates to the offering of up to 6,500,000 shares (the "Shares") of the Common Stock, par value $.01 per share ("Common Stock"), of Energy BioSystems Corporation, a Delaware corporation ("EBC" or the "Company"), issuable upon conversion of the Company's Series B Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), or issuable as a stock dividends on the Preferred Stock. The Common Stock is quoted on the Nasdaq National Market under the trading symbol "ENBC." On April 18, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $5.00 per share.

     An aggregate of 702,100 shares of Preferred Stock were issued by the Company in a private placement and an exchange offering the initial and final closings of which occurred on February 27, 1997 and March 10, 1997, respectively. An additional 20,319 shares of Preferred Stock are issuable upon the exercise of certain warrants (the "Warrants") issued in connection with the private placement. Dividends on the Preferred Stock are cumulative from February 27, 1997, and are payable semi-annually commencing May 1, 1997 at an annual rate equal to (i) $4.00 per share of Preferred Stock to the extent the dividend is paid in cash, and (ii) $4.50 per share of Preferred Stock to the extent the dividend is paid in Common Stock.

     Each share of Preferred Stock is convertible at any time at the option of the holder, unless previously redeemed, into Common Stock at a conversion price of $7.25 per share, subject to adjustment under certain circumstances. The Preferred Stock may be redeemed by the Company under certain circumstances after February 26, 1999, and is required to be redeemed, subject to certain limitations, on February 26, 2002, at a redemption price of $50.00 per share, plus accrued and unpaid dividends (the "Redemption Price"). In the event of certain fundamental changes relating to the Company, the Preferred Stock will be repurchased at the option of the holders at the Redemption Price. The Redemption Price may be paid in cash or Common Stock or a combination thereof, at the Company's option. The Preferred Stock is not listed on any securities exchange or quoted in any over-the-counter market.

     All or part of the Shares may be offered by the selling stockholders named herein (the "Selling Stockholders") from time to time for their own account in transactions on The Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commission from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

     None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders. The Selling Stockholders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of Shares by the Selling Stockholders and any commissions received by any such broker-dealer may be deemed to be underwriting commissions under the Securities Act.

     The Shares have not been registered for sale by the Selling Stockholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm registration thereof under the securities laws of the states in which such transactions occur, or the existence of any exemption from registration.

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" WHICH BEGINS ON PAGE 5 OF THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                    PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is April 29, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, such materials and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

     The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-3 with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described above.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-21130), are incorporated by reference into this Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     2.   The Company's Current Report on Form 8-K dated February 27, 1997;

     3. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed January 25, 1993, as amended by Post-Effective Amendment No. 1 filed with the Commission on March 15, 1993; and

     4. The description of the Preferred Stock attached to the Common Stock contained in the Company's Registration Statement on Form 8-A filed March 15, 1995, as amended by Amendment No. 1 filed with the Commission on March 27, 1995.

     All reports and documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED

BY REFERENCE INTO SUCH DOCUMENTS). SUCH REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO ENERGY BIOSYSTEMS CORPORATION, 4200 RESEARCH FOREST DRIVE, THE WOODLANDS, TEXAS 77381, ATTENTION: PAUL G. BROWN III, TELEPHONE NUMBER
(281) 364-6100.

     No person is authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any of the securities offered by this Prospectus, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer. Neither the delivery of this Prospectus nor any distribution of the securities offered hereby shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since the date hereof.


                        ------------------------------

                                  THE COMPANY

     The following is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, and by the more detailed information and financial statements, including notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and in subsequent reports filed pursuant to Section 13 or 15(d) of the Exchange Act, which are incorporated by reference herein.

     EBC is developing and commercializing innovative biotechnology-based processes for the petroleum refining and production industries. The Company's focus to date has been on developing biocatalytic desulfurization ("BDS"), a proprietary process involving the use of enzymes to remove sulfur from petroleum. EBC believes that BDS can be used as a substitute for, or in conjunction with, existing desulfurization technology and expects BDS to be significantly less expensive than conventional desulfurization methods. The Company's BDS pilot plant, which is a fully integrated desulfurization unit capable of processing up to five barrels of diesel fuel per day, was completed in late 1994 and began processing diesel feedstock in March 1995. The pilot plant is intended to provide the basis for the design of a commercial-scale BDS unit.

     Removal of sulfur is one of the most costly issues facing the petroleum industry and is a growing problem worldwide. Sulfur removal is desirable to the refining industry because of (i) environmental regulations mandating decreased sulfur in refined products, (ii) an increasing level of sulfur in crude oil processed by refiners and (iii) high operating and maintenance costs associated with the existence of sulfur in petroleum. Desulfurization is also attractive to the crude oil production market, where low-sulfur crude oil commands a premium price over high-sulfur crude oil.

     The Company has entered into a number of strategic alliances with recognized industry leaders in support of the Company's BDS development and commercialization activities, providing an opportunity for the Company to build on established expertise and resources in critical areas. The Company has an agreement with The M.W. Kellogg Company ("M.W. Kellogg") for the basic engineering services necessary for BDS implementation at customer sites, and an agreement with Petrolite Corporation ("Petrolite") relating to the development of the Company's BDS technology and the construction and operation of the Company's pilot plant. The Company also has entered into collaborations focusing on the application of the BDS technology as follows: an alliance with Total Raffinage Distribution, S.A. ("Total") to develop a BDS process for diesel fuel streams; an alliance with Koch Refining Company ("Koch") to develop a BDS process for certain gasoline streams; an alliance with the Exploration and Production Technology Division of Texaco Inc. ("Texaco") to develop a BDS process for crude oil; and an alliance with The Carbide/Graphite Group, Inc. ("Carbide/Graphite") to develop a BDS process for decant oil. The Company is pursuing additional alliances with potential customers, particularly in the Middle East and Asia, two markets which are expected to make significant investments in desulfurization technology over the next decade. The Company is also pursuing agreements with leading worldwide biocatalyst manufacturers to ensure a continuous supply of biocatalyst for the Company's BDS process.

     To date, the Company has engaged primarily in research and development related to its BDS process. The Company's BDS process will require substantial additional research, development and testing in order to determine its commercial viability. See "Risk Factors--Technological Uncertainty; Risks Associated with Commercialization of BDS Technology."

     The Company was incorporated in Delaware on December 20, 1989. The Company's executive offices are located at 4200 Research Forest Drive, The Woodlands, Texas 77381, and its telephone number is (281) 364-6100.

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should consider carefully the following risk factors, together with the information and financial data set forth in the reports and documents incorporated by reference herein, prior to purchasing any shares of Common Stock offered hereby.

     Technological Uncertainty; Risks Associated with Commercialization of BDS Technology. Since its inception, the Company has engaged primarily in research and development related to its BDS process. The Company's BDS process will require substantial additional research, development and testing in order to determine its commercial viability. The Company has not proven its BDS technology other than to a limited extent in laboratory, bench-scale and pilot plant trials. The Company's ability to make its BDS technology commercially viable will depend in large part on its success in (i) achieving improvement of its biocatalyst, including the manipulation of the genes responsible for desulfurization activity to increase the expression and longevity of the desulfurization trait, (ii) improving the rate at which sulfur molecules transfer from petroleum to the biocatalyst, (iii) developing the fermentation process, (iv) contracting for the manufacture of, or manufacturing, sufficient biocatalyst for use in commercial BDS units, (v) developing a bioreactor for use with the BDS process capable of operating at commercial levels of throughput and desulfurization, (vi) identifying economically viable processes for commercial-scale, sulfur byproduct disposition and (vii) marketing its BDS systems effectively. The accomplishment of some or all of these objectives may take longer than anticipated or may never occur. If the accomplishment of any of these objectives takes longer than anticipated, the Company may require additional capital to continue the development and commercialization of its BDS technology, and there can be no assurance that such capital will be available or that the Company will be able to successfully commercialize the BDS technology.

     History of Operating Losses and Uncertainty of Future Profitability. The Company has incurred net losses since its inception and expects its losses to increase in the foreseeable future as it increases its expenditures for the continued development and commercialization of its biorefining technology. The Company has not derived any revenues to date from the use or sale of its biorefining technology and had an accumulated deficit of $42,713,302 at December 31, 1996. The time required for the Company to become profitable is uncertain, and there can be no assurance that the Company will achieve profitability on a sustained basis, if at all.

     Manufacture of Biocatalyst. The Company currently intends to manufacture, at its own facility, only a quantity of biocatalyst sufficient for its in-house research and pilot plant needs. The Company expects that the biocatalyst to be employed in the commercial BDS process initially will be manufactured by a third party. The Company has had discussions regarding non-exclusive biocatalyst supply arrangements with several parties that it believes are capable of satisfying the Company's supply requirements. If the Company is unable to enter into agreements for the supply of commercial quantities of biocatalyst, the Company may be forced to establish its own fermentation facilities. This alternative could delay the commercialization of the BDS process and would require significant capital expenditures.

     Market Acceptance. The BDS process will require significant capital expenditures by refiners and producers. The refining and oil production industries historically have been reluctant to accept new technologies. There is a risk, therefore, that the Company will have difficulty in obtaining the refining and oil production industries' acceptance of the BDS process. Also, the rate of purchase of the Company's BDS process may be affected by economic conditions in the refining and oil production industries. The refining and oil production industries have been subject to periods of depressed profitability and are substantially affected by fluctuations in the price of crude oil and finished products. Oil production and drilling activity are also largely dependent on the level and volatility of oil prices.

     Reliance on Environmental Regulation. Demand for the BDS units and services being developed by the Company is based, in large part, on legislation and regulations in the United States, Europe and Asia that specify stringent environmental quality standards and that impose penalties for noncompliance.
The amendments to the federal Clean Air Act required the Environmental Protection Agency ("EPA") to develop maximum sulfur content standards for highway diesel fuel and new standards for gasoline content. In response, EPA promulgated regulations regarding the maximum sulfur content of highway diesel fuel in 1990 and regulations for a reformulated gasoline program in 1994. Similar regulations regarding the maximum sulfur content of diesel fuel have been adopted in Western Europe and certain Asian countries. The Company also expects that European and Asian countries will adopt and enforce additional standards requiring a reduction in the sulfur content of petroleum products. Any reduction of severity in current regulations, lax enforcement of current regulations, delay in implementation and enforcement of planned regulations, or reduction of severity in planned or anticipated regulations worldwide may delay or decrease the worldwide demand for the Company's BDS process.

     Patents and Proprietary Technologies. The Company's success is heavily dependent upon its proprietary BDS and other technologies. In total, the Company has rights to 20 U.S. and 32 foreign patents. In addition, the Company has 12 patent applications pending in the U.S. patent office and more than 60 foreign patent applications pending to cover BDS process technology and the molecular cloning of the biocatalyst genes. There can be no assurance concerning the scope, validity or value of such patents, patent applications or related intellectual property rights. Furthermore, there can be no assurance that the steps taken by the Company to protect its proprietary technologies will be adequate to prevent misappropriation of these technologies by third parties, particularly where third parties may independently develop similar technologies, duplicate any of the Company's technologies or design around any proprietary technologies owned by the Company. Any such misappropriation could have a material adverse effect on the Company. Although the Company does not believe any of its proprietary technologies infringe the patent or other proprietary rights of third parties, there can be no assurance that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into license arrangements or result in litigation. In the event that the Company may be required to obtain licenses to patents or other proprietary rights of third parties, there can be no assurance that any required licenses would be made available to the Company on terms acceptable to the Company, or at all. If the Company does not obtain such licenses, it could encounter delays in commercializing its BDS technology while it attempts to design around such patents or could find that the commercialization of its BDS technology could be foreclosed. In addition, to the extent that the Company seeks to protect its proprietary technologies overseas, there can be no assurance that steps taken by the Company to protect its proprietary technologies will be adequate under the laws of certain foreign countries, which may not protect the Company's proprietary rights to the same extent as do the laws of the United States.

     The Company relies on secrecy to protect its proprietary technologies in addition to patent protection, especially where patent protection is not believed to be appropriate or obtainable. The Company has entered into confidentiality agreements with its employees, licensors and certain of its collaborators and consultants. There can be no assurance that such obligations of confidentiality will be honored, that other parties will not otherwise gain access to the Company's trade secrets or that the Company can effectively protect its rights to its unpatented trade secrets.

     Dependence on Collaborators. The Company has been dependent on collaborative relationships for development of certain key components of the BDS process, and the Company's commercialization strategy contemplates continued dependence on collaborative relationships. The Company has signed an agreement with M. W. Kellogg to provide the basic engineering designs necessary for BDS implementation at customer sites and an agreement with Petrolite relating to the development of the Company's BDS technology and the construction and operation of the Company's pilot plant. Each alliance partner is currently providing technical assistance during the development of the BDS process. The Company also has entered into an alliance with Total relating to the application of the BDS process to diesel fuel, an alliance with Koch to develop the BDS process for certain gasoline products, an alliance with Texaco to develop a process for desulfurizing high-sulfur crude oil, and an alliance with Carbide/Graphite relating to the development of the BDS process for the desulfurization of decant oil. Collaborative arrangements involve risks that the participating partners may disagree on business decisions and strategies, which may result in delays, additional costs or litigation. The inability of the Company to successfully maintain existing collaborative relationships or enter into new collaborative relationships could have a material adverse effect on the Company.

     Need for Additional Funds. EBC's operations to date have consumed substantial amounts of cash. The negative cash flow from operations is expected to continue over the foreseeable future. The Company believes that its existing capital resources will be sufficient to fund its operations through year end 1998. Thereafter, the Company may need to raise additional funds to continue development and commercialization of its biorefining technology. The Company may seek additional funding through public or private financings, including equity financings, and through collaborative arrangements. Adequate funds for these purposes, whether obtained through financial markets or collaborative or other arrangements with corporate partners or from other resources, may not be available when needed or on terms acceptable to the Company. The Company's inability to raise funds when needed may require the Company to delay, scale back or eliminate some or all of its research and product development programs.

     Limited Marketing Experience. The Company has only limited experience marketing its BDS technology, and has assembled only a small sales and marketing staff. There can be no assurance that the Company will be able to successfully implement its sales and marketing plan.

     Dependence on Key Personnel. The Company is dependent on the efforts of its executive officers, scientists and other key employees, the loss of any one of whom could have a materially adverse effect on the Company's business. Shortages of qualified scientists within certain disciplines may occur and competition for the services of qualified scientists may intensify. The Company may not be successful in recruiting or retaining such personnel in the future.

     Government Regulation. Certain of the Company's current and planned operations are, or may be, subject to regulation under various federal and state laws pertaining to protection of the environment and employee health and safety. In the course of its current research and development activities, the Company generates small quantities of solid and hazardous wastes that are subject to regulation under the Resource Conservation and Recovery Act ("RCRA") and various other federal and state regulations. The research and development activities of the Company are also subject to the Occupational Safety and Health Act ("OSHA") and similar state laws and regulations. Upon commercialization of the Company's technology, the Company's operations will be subject to the full scope of environmental and employee health and safety regulations including not only RCRA and OSHA, but also the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act and other applicable state and federal environmental laws and regulations. In addition, commercialization of the BDS technology outside the United States will require compliance with the regulations of foreign countries. Failure to comply with applicable regulations could have an adverse effect on the Company.

     Competition. The Company expects to encounter competition from suppliers of existing desulfurization technology in the marketing of the Company's BDS units. These companies have well-established relationships in the refining industry and have substantially greater financial, technical and human resources than the Company. In addition, new desulfurization technologies could be developed that are competitive with or superior to the Company's BDS technology.

     Uncertainty Relating to Exercise of Petrolite Option. In October 1996, the Company entered into an agreement with Petrolite providing the Company with the option to amend the terms of its strategic alliance with Petrolite. Under the agreement, the Company made an initial payment of $1 million to Petrolite in December 1996 in exchange for the option and the extension of Petrolite's obligations to provide operational and technical support for the pilot plant from September 1, 1996 through December 31, 1998. If the Company exercises its option, the percentage of site license fees and adjusted gross profit payable to Petrolite will be reduced to 9.5% from 22%, in exchange for which the Company will (i) assume responsibility for servicing the BDS units on site at customer locations, (ii) pay Petrolite an additional $9 million in cash and (iii) issue to Petrolite a warrant entitling Petrolite to purchase 138,889 shares of Common Stock at an exercise price of $7.20 per share. The Company may exercise the Petrolite option at any time on or before the earlier to occur of (i) ten business days following the close of any equity financing by the Company in which the gross cash proceeds raised in such financing (together with cash proceeds raised by the Company in any other equity financing after the date of the option agreement, if applicable) equal or exceed $25 million and (ii) December 30, 1998. The Company does not presently intend to exercise the Petrolite option until it has raised additional funds or received additional capital. No assurance can be made that the Company will exercise the Petrolite option.

     Concentration of Stock Ownership. The Company's officers and directors and Ethyl Corporation beneficially owned approximately 32.0% of the Company's Common Stock as of March 31, 1997. Accordingly, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

     Volatility of Stock Price. The market price of the Common Stock, like that of the common stock of many other emerging technology companies, has been highly volatile. In the future, the market price of the Common Stock could fluctuate substantially due to a variety of factors, including the results of research or collaborative programs relating to the Company or its competitors, governmental regulation, developments in patent or other proprietary rights of the Company or its competitors, fluctuations in the Company's operating results and fluctuations in the market prices of emerging technology stocks and market conditions in general.

     Effects of Certain Charter and Bylaws Provisions and Stockholder Rights Plan. Certain provisions of the Company's Restated Certificate of Incorporation, as amended, and Bylaws and the Company's Rights Plan may have the effect of discouraging proposals by third parties to acquire a controlling interest in the Company, which could deprive stockholders of the opportunity to consider an offer that would be beneficial to them.

     Future Sales of Common Stock. On March 31, 1997, 11,605,377 shares of Common Stock were outstanding, 186,666 shares of Common Stock were issuable upon conversion of shares of the Company's Series A Convertible Preferred Stock (including the Series A Convertible Preferred Stock issuable upon the exercise of outstanding warrants), 4,982,200 shares of Common Stock were issuable upon conversion of shares of the Preferred Stock (including the Preferred Stock issuable upon the exercise of outstanding warrants) and 2,030,032 shares of Common Stock were issuable upon the exercise of outstanding options. Future sales of substantial amounts of the Company's Common Stock in the public market could have an adverse effect on prevailing market prices of the Common Stock.

     Forward-Looking Statements and Associated Risks. This Prospectus contains forward-looking statements. The words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and are subject to certain risks, uncertainties and assumptions, including the risk factors set forth above. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, expected, estimated or projected.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sales, if any, of Common Stock by the Selling Stockholders to the public. Upon the exercise of Warrants to acquire Preferred Stock that is convertible into shares of Common Stock registered hereunder, the Company will receive the exercise price of $50.00 per share of Preferred Stock acquired. The costs and expenses incurred in connection with the registration under the Securities Act of the offering described herein are estimated to be $35,000 and will be paid by the Company. Each Selling Stockholder will pay all brokerage fees and commissions, if any, incurred in connection with the sale of Shares by such party.

                              SELLING STOCKHOLDERS

     The offering of the Shares is being registered under the Securities Act in accordance with the terms of agreements entered into by the Company with the Selling Stockholders in connection with the private placement and exchange offering in which the Company issued 702,100 shares of Preferred Stock and in accordance with the terms of the Warrants issued to Alex. Brown & Sons Incorporated, the placement agent for the private placement.

     The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock beneficially owned by each Selling Stockholder as of the date of this Prospectus, the number of shares of Common Stock being offered by each Selling Stockholder hereby, and the percentage of the Company's Common Stock to be beneficially owned by each Selling Stockholder after the offering (assuming that all shares covered by this Prospectus are sold). Common Stock ownership information is based solely upon reports furnished to the Company by the respective Selling Stockholders pursuant to the rules of the Commission.

                                                       COMMON STOCK                                  COMMON STOCK
                                                    BENEFICIALLY OWNED                            BENEFICIALLY OWNED
                                                PRIOR TO THE OFFERING/(1)/        SHARES OF     AFTER THE OFFERING/(1)/
                                               ----------------------------    COMMON STOCK    --------------------------
                                             NUMBER                           COVERED BY THIS    NUMBER
       NAME OF SELLING STOCKHOLDER           OF SHARES            PERCENTAGE    PROSPECTUS (1)  OF SHARES      PERCENTAGE
       ---------------------------        --------------         -----------  ---------------- ------------    ----------
Alex. Brown & Sons Incorporated/(2)/       296,539 /(3)/                2.5%    195,303 /(4)/    101,236            *
American Express Trust Company             241,379                      2.0%    241,379               --            *
Arthur D. Little Employee
 Investment Plan                           126,379                      1.1%     41,379           85,000            *
Asphalt Green, Inc.                          9,231                        *       8,965              266            *
Baker NYE Securities, LP                    52,068                        *      52,068               --            *
Banque Ferrier Lullin (Luxembourg) S.A.     20,690                        *      20,690               --            *
Banque SCS Alliance SA                      34,483                        *      34,483               --            *
Brearley School General Investment Fund     10,345                        *      10,345               --            *
Butler Family LLC                           10,345                        *      10,345               --            *
Cantor Fitzgerald & Co.                     11,724                        *      11,724               --            *
Chapin School Ltd. - Endowment Fund         17,241                        *      17,241               --            *
City of Milford Pension &
 Retirement Plan                            77,586                        *      27,586           50,000            *
Dean Witter Foundation                      10,345                        *      10,345               --            *
Declaration of Trust for the Defined Benefit
 Plans of ICI America Holdings, Inc.        56,809                        *      55,172            1,637            *
Declaration of Trust for the
 Defined Benefit Plans of Zeneca
 Holdings, Inc.                             36,926                        *      35,862            1,064            *
Delaware State Employees
 Retirement Fund                           190,310                      1.6%    184,827            5,483            *
Ethyl Corporation                        1,319,316/(5)/                10.4%  1,103,448          215,868/(5)/     1.7%
Farmers Group, Inc.                         73,842                        *      70,344            3,498            *
Farmers Group, Inc. - Pension Plan         100,627                        *      95,862            4,765            *
Farmers Group, Inc. - Profit Sharing B      31,129                        *      29,655            1,474            *
Farmers Group, Inc. - Rabbi Trust 2          1,447                        *       1,379               68            *
Farmers Insurance Exchange                 207,042                      1.8%    197,241            9,801            *
Fire Insurance Exchange                     33,301                        *      31,724            1,577            *
ICI American Holdings Pension Trust         82,758                        *      82,758               --            *
General Motors Employees
 Domestic Group Trust                      689,655                      5.6%    689,655               --            *
David C. Halpert                             2,759                        *       2,759               --            *
Helen Hunt                                  10,896                        *       6,896            4,000            *
Investors Guaranty Life                      5,027                        *       4,827              200            *


                                                       COMMON STOCK                                  COMMON STOCK
                                                    BENEFICIALLY OWNED                            BENEFICIALLY OWNED
                                                PRIOR TO THE OFFERING/(1)/        SHARES OF     AFTER THE OFFERING/(1)/
                                               ----------------------------    COMMON STOCK    --------------------------
                                              NUMBER                          COVERED BY THIS     NUMBER
       NAME OF SELLING STOCKHOLDER           OF SHARES            PERCENTAGE    PROSPECTUS(1)    OF SHARES     PERCENTAGE
       ---------------------------        --------------         -----------  ---------------- ------------    ----------

The Jenifer Altman Foundation               20,097                        *      18,620            1,477            *
Keystone, Inc.                             732,862                      6.2%    275,862          457,000          3.8%
Leonard Kingsley                             6,896                        *       6,896               --            *
Lazar Foundation                            10,345                        *      10,345               --            *
Mary Ann S. Hamilton Trust for Self         10,345                        *      10,345               --            *
Meehan Investment Partnership I, L.P.       10,447                        *       6,896            3,551            *
Mid-Century Insurance Company               83,977                        *      80,000            3,977            *
Millenium Trading Co., LP                   52,068                        *      52,068               --            *
Domenic J. Mizio                            13,793                        *      13,793               --            *
NALCO Chemical Company
 Retirement Trust                           27,586                        *      27,586               --            *
National Federation of Independent
 Business Corporate Account                 16,236                        *      13,793            2,443            *
Ohio State Life                             14,478                        *      13,793              685            *
Public Employee Retirement
  System of Idaho                          142,606                      1.2%     41,379         1 01,227            *
Roanoke College                             28,793                        *      13,793           15,000            *
Henry A.  Rosenberg, Jr.                    13,793                        *      13,793               --            *
Warren L.  Schwerin                         44,900                        *      27,586           17,314            *
St. George's Trust Company Limited,
 as Trustee of the Wilbur Boat Trust        13,793                        *      13,793               --            *
State of Delaware Retirement Trust         103,448                        *     103,448               --            *
State of Oregon/ZCG PERS                   714,797                      5.4%    656,552           58,275            *
Robert J. Suslow                            10,345                        *      10,345               --            *
Tab Products Co. Pension Plan               20,690                        *      20,690               --            *
Truck Insurance Exchange                    28,196                        *      26,896            1,300            *
Trustees of Amherst College                 33,793                        *      13,793           20,000            *
Van Loben Sels Foundation                   17,241                        *      17,241               --            *
Veer Palthe Voute N.V.                      27,586                        *      27,586               --            *
Warren Investment Group Ltd. LLC            10,345                        *      10,345               --            *
Wells Family LLC                            27,586                        *      27,586               --            *
Harold and Grace Willens JTWROS              6,896                        *       6,896               --            *
Wilson T.  Gildee
 Charitable Remainder Trust,
 Wilson T. Gildee as Trustee                13,793                        *      13,793               --            *
Wolfson Investment Partners LP              13,793                        *      13,793               --            *
Andrew D. Zacks                              1,379                        *       1,379               --            *
Barrie Ramsay Zesiger                       20,690                        *      20,690               --            *
Albert L. Zesiger                           34,483                        *      34,483               --            *
Zeneca Holdings Pension Trust               62,068                        *      62,068               --            *

_________________________
* Represents less than 1%

/(1)/ The table reflects the shares of Common Stock beneficially owned by each Selling Stockholder and includes the number of Shares being registered hereunder that each Selling Shareholder would receive upon conversion of all shares of Preferred Stock, as well as the shares of Common Stock otherwise owned by such Selling Stockholder. While the Selling Stockholders have not expressed a specific intention as to the number of Shares to be sold, the table shows the beneficial ownership that would result if all Shares issuable upon conversion of the Preferred Stock were sold. The shares of Common Stock issuable as stock dividends on the Preferred Stock have not been included in the table above, although the resale of such Shares is being registered hereunder.
/(2)/ Alex. Brown & Sons Incorporated ("Alex. Brown") served as agent for the private placement of the Preferred Stock completed in March 1997 and co-agent for the Company's private placement of Series A Convertible Preferred Stock completed in October 1994.
/(3)/ Includes 140,131 Shares that Alex. Brown would receive upon the conversion of the 20,319 shares of Preferred Stock that are issuable upon the exercise of the Warrants and 101,236 shares that Alex. Brown would receive upon the conversion of 16,704 shares of Series A Convertible Preferred Stock that are issuable upon the exercise of warrants issued in connection with the Company's private placement of Series A Convertible Preferred Stock.
      completed in October 1994.
/(4)/ Includes 140,131 shares that Alex. Brown would receive upon the conversion of the 20,319 shares of Preferred Stock that are issuable upon the exercise of the Warrants.
/(5)/ Excludes 2,136,078 shares of Common Stock beneficially owned by Gryphon
      Ventures II, Limited Partnership ("Gryphon"), a limited partnership of which a wholly-owned subsidiary of Ethyl Corporation ("Ethyl") is the sole limited partner, and as to which Ethyl has no voting or dispositive power, based upon information provided in a Schedule 13D filed by Ethyl with the Securities and Exchange Commission on November 7, 1994, as amended. Mr. Edward B. Lurier, a director of the Company since 1991, has served since 1984 as Chairman of the Board of Directors of Gryphon Financial Partners, a venture capital firm which is an affiliate of Gryphon.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders may offer the shares of Common Stock subject to this Prospectus from time to time for their own account in transactions on The Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The methods by which the shares may be sold include (i) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iv) privately negotiated transactions.

     None of the proceeds from the sale of the shares of Common Stock subject to this Prospectus by the Selling Stockholders will be received by the Company.
The Company has agreed to bear certain expenses in connection with the registration and sale of the shares being offered by the Selling Stockholders. The Selling Stockholders and any broker-dealers participating in the distribution of the shares of Common Stock subject to this Prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Shares by the Selling Stockholders and any commissions received by any such broker-dealers may be deemed to be underwriting commission under the Securities Act.

     The shares of Common Stock subject to this Prospectus have not been registered for sale by the Selling Stockholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the shares should confirm registration thereof under the securities laws of the states in which such transactions occur, or the existence of any exemption from registration.

     If underwriters are used in any offering of shares of Common Stock, the underwriter or underwriters with respect to such offering will be named in a Prospectus Supplement. Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the shares of Common Stock offered thereby. Firms not so named will have no direct or indirect participation in the underwriting of such Common Stock, although such a firm may participate in the distribution of such Common Stock under circumstances entitling it to a dealer's commission. Unless otherwise set forth in the Prospectus Supplement relating to such offering, any underwriting agreement pertaining to any offering of shares of Common Stock will (i) entitle the underwriters to indemnification by the Company and the Selling Stockholders against certain civil liabilities under the Securities Act; (ii) provide that the obligations of the underwriters will be subject to certain conditions precedent; and (iii) provide that the underwriters will be obligated to purchase all shares of such Common Stock so offered if any shares are purchased. If underwriters are used in any offering of Common Stock, the names of such underwriters, the anticipated date of delivery and other material terms of the transaction will be set forth in the Prospectus Supplement relating to such offering.

     Underwriters, brokers and dealers may engage in transactions with or perform services for the Company in the ordinary course of business.

     Offers to purchase Common Stock may be solicited, and sales thereof may be made, by the Selling Stockholders directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to such market prices. Certain of such purchasers may be deemed to be underwriters with respect to any resale by them of Common Stock so acquired. This Prospectus may be delivered by any such purchaser in connection with any such resales. Such resales may be through underwriters, brokers or dealers, or directly to one or more purchasers, all in the manner described above.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby are being passed on for the Company by Andrews & Kurth L.L.P., The Woodlands, Texas.

                                    EXPERTS

     The financial statements incorporated by reference in this Registration Statement from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

================================================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                          --------------------------

                               TABLE OF CONTENTS



                                               PAGE
                                               ----

Available Information                            2
Documents Incorporated by Reference              2
The Company                                      4
Risk Factors                                     5
Use of Proceeds                                  8
Selling Stockholders                             9
Plan of Distribution                            11
Legal Matters                                   12
Experts                                         12

================================================================================



================================================================================

                   [LOGO OF ENERGY BIOSYSTEMS APPEARS HERE]

                              6,500,000 SHARES OF
                                 COMMON STOCK


                                ---------------
                                  PROSPECTUS
                                ---------------


                                APRIL 29, 1997

================================================================================